                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                         Commission file number 0-13818

                   EQUITY ONE, INC. SAVINGS & RETIREMENT PLAN

               (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)

                                  POPULAR, INC.

                             209 MUNOZ RIVERA AVENUE
                            HATO REY, PUERTO RICO 00918

             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

                  EQUITY ONE, INC.
                  SAVINGS AND
                  RETIREMENT PLAN
                  FINANCIAL STATEMENTS AND
                  SUPPLEMENTAL SCHEDULE
                  DECEMBER 31, 2002 AND 2001

EQUITY ONE, INC. SAVINGS AND RETIREMENT PLAN
TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                                                          PAGE(S)
Report of Independent Auditors                                                                                1

Financial Statements:

    Statements of Net Assets Available for Benefits                                                           2

    Statement of Changes in Net Assets Available for Benefits                                                 3

    Notes to Financial Statements                                                                         4 - 6

Supplemental Schedule:*

    Exhibit I - Schedule of Assets Held for Investment Purposes                                               7

* Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of Equity One, Inc. Savings and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, information regarding the net assets available for benefits of Equity One, Inc. Savings and Retirement Plan (the "Plan") at December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers, LLP
--------------------------------
PricewaterhouseCoopers, LLP
New York, New York

June 30, 2003

EQUITY ONE, INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------

                                                                                                   DECEMBER 31,
                                                                                           2002                    2001
                                                                                       -------------          -------------
Investments, at fair value (see Note 4)                                                $  14,212,417          $  13,624,445

Receivables:

     Employer's contribution                                                               1,526,685                993,214

     Participants' contributions                                                             316,248                227,385
                                                                                       -------------          -------------

     TOTAL RECEIVABLES                                                                     1,842,933              1,220,599
                                                                                       -------------          -------------

     TOTAL ASSETS                                                                         16,055,350             14,845,044
                                                                                       -------------          -------------

NET ASSETS AVAILABLE FOR BENEFITS                                                      $  16,055,350          $  14,845,044
                                                                                       -------------          -------------

EQUITY ONE, INC. SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------

                                                                                        DECEMBER 31,
                                                                                            2002
                                                                                       -------------
Additions to net assets attributed to:
     Investment income:
       Net depreciation in fair value of investments                                   $  (2,951,416)

       Interest and Dividend income, investments                                             162,892

       Interest income, participants' loans                                                   28,896

       Other Income                                                                            2,192
                                                                                       -------------

                                                                                          (2,757,436)
                                                                                       -------------
     Contributions:

       Employer                                                                            3,336,342

       Participants                                                                        3,045,561
                                                                                       -------------

                                                                                           6,381,903
                                                                                       -------------

         TOTAL ADDITIONS                                                                   3,624,467
                                                                                       -------------

Deductions from net assets attributed to:

     Benefits paid to participants                                                         2,388,463

     Refunded contributions                                                                   22,744

     Administrative expenses                                                                   2,954
                                                                                       -------------

         TOTAL DEDUCTIONS                                                                  2,414,161
                                                                                       -------------

          NET INCREASE                                                                     1,210,306

Net assets available for benefits:

     Beginning of year                                                                    14,845,044
                                                                                       -------------

     End of year                                                                       $  16,055,350
                                                                                       -------------

               See accompanying notes to the financial statements.

EQUITY ONE, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN

         The following description of the Equity One, Inc. (the "Company") Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan covering substantially all full-time employees of the Company who are of age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         VESTING

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and other discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

         CONTRIBUTIONS

         Each year participants may contribute a percentage of their annual wages excluding fringe benefits in accordance with maximums established by the Internal Revenue Service. The Company matches a discretionary percentage of participant contributions. In addition, the Company makes a discretionary contribution which is allocated to participants actively employed on the last day of the Plan year based on their pro rata share of total compensation (excluding fringe benefits). Contributions are subject to certain limitations.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         PARTICIPANT LOANS

         Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans. Loan terms range from one to five years or longer if used to acquire a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 4.25 percent to 9.50 percent. Principal and interest are paid ratably through monthly payroll deductions.

         DISTRIBUTIONS

         On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

         PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

         TRUSTEE

         Effective September 1, 2002, Principal Financial replaced Putman as the Trustee for the Plan.

2.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the more significant accounting policies follows.

         VALUATION OF INVESTMENTS

         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value. Popular Inc. Common Stock is valued at its quoted market price.

         INVESTMENT INCOME

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         ADMINISTRATIVE EXPENSES

         The Company provides for the Plan's administrative expenses.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

         FORFEITED ACCOUNTS

         At December 31, 2002 and 2001, forfeited non-vested accounts totaled $398,500 and $109,454, respectively, and are included in the Plan's net assets. These accounts will be used to reduce future employer contributions. During 2002 and 2001, forfeitures applied to reduce employer contributions totaled $0 and $179,192, respectively, and are shown net of employer contributions in the Statement of Changes in Net Assets Available for Benefits.

         RISKS AND UNCERTAINTIES

         The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

3.       TAX STATUS

         The Plan is an adoption of a non-standardized prototype plan of Principal Life Insurance Company. The most recent opinion letter stating that the form of the prototype plan meets the requirements for tax qualification under section 401(a) of the Internal Revenue Code of 1986, as amended, was issued by the Internal Revenue Service on August 7, 2001. The Company received an individual determination letter, dated August 23, 1995, from the IRS stating that the Plan meets the requirements for tax qualification, and it expects to timely apply for an updated determination letter. The Company represents that the Plan has been operated in accordance with its terms, subject to inadvertent errors that occurred during 2002 and prior years whereby benefit distributions made to certain terminated participants were not in accordance with the vesting percentages. The Company and its legal counsel have determined that this operational error can be corrected under Revenue Procedure 2003-44 of the IRS, and that the tax qualification of the Plan will not be affected. The Company has represented that it will make the corrections. Accordingly, no provision for income taxes is made in the accompanying financial statements.

4.       INVESTMENTS

         Those investments that represent 5 percent or more of the Plan's net assets at the end of the year are noted below.

                                                                       December 31, 2002                  December 31, 2001
                                                                  Shares/Units        Value         Shares/Units          Value
                                                                  ------------    ------------      ------------      ------------
         Principal Stable Value Fund                                159,147       $  2,194,475               --                 --
         Principal Government Securities
            Separate Account                                         53,938            929,391               --                 --
         Principal Bond & Mortgage
            Separate Account                                          1,527            863,369               --                 --
         Principal Partners Mid-Cap Growth
            Separate Account                                        284,648          1,886,384               --                 --
         Principal Partners Large-Cap Growth I
            Separate Account                                        555,017          3,388,717               --                 --
         Principal LifeTime 2030
            Separate Account                                        199,626          1,840,602               --                 --
         Popular Inc. Common Stock                                   24,811            838,606               --                 --
         George Putnam Fund of Boston                                    --                 --          137,654       $  2,304,323
         Putnam Vista Fund                                               --                 --          313,144          2,705,566
         Putnam Voyager Fund                                             --                 --           48,104            832,198
         Putnam New Opportunities Fund                                   --                 --           69,104          2,831,878
         Putnam Money Market Fund                                        --                 --        1,254,675          1,254,675

         During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as, held during the year) depreciated in value by ($2,951,416) and ($3,076,128), respectively.

                                                                       EXHIBIT I

EQUITY ONE, INC.
SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

-----------------------------------------------------------------------------------------------------------------------------------
                                                                            (C) DESCRIPTION OF
                                                                           INVESTMENT INCLUDING
                                                                              MATURITY DATE,
                 (B) IDENTITY OF ISSUE,                                     RATE OF INTEREST,
                   BORROWER, LESSOR,                                         COLLATERAL, PAR,                      (D) CURRENT
(a)                 OR SIMILAR PARTY                                        OR MATURITY VALUE                         VALUE
                 ---------------------                                     ------------------                     -----------

*  Principal Stable Value Fund                                                159147 shares                        $2,194,475
*  Principal Government Securities Separate Account                            53938 shares                           929,391
*  Principal Real Estate Separate Account                                         66 shares                            21,836
*  Principal Bond & Mortgage Separate Account                                   1527 shares                           863,369
*  Principal Large-Cap Stock Index Separate Account                             2065 shares                            59,832
*  Principal Small-Cap Stock Index Separate Account                             1739 shares                            18,887
*  Principal Partners Mid-Cap Growth Separate Account                         284648 shares                         1,886,384
*  Principal Partners Large-Cap Growth I Separate Account                     555017 shares                         3,388,717
*  Principal Partners Small-Cap Value Separate Account                          3392 shares                            35,599
*  Principal LifeTime 2010 Separate Account                                      929 shares                             9,070
*  Principal LifeTime 2020 Separate Account                                     4029 shares                            38,456
*  Principal LifeTime 2030 Separate Account                                   199626 shares                         1,840,602
*  Principal LifeTime 2040 Separate Account                                     1118 shares                            10,233
*  Principal LifeTime 2050 Separate Account                                     1803 shares                            15,672
*  Principal LifeTime Strategic Income Separate Account                          740 shares                             7,434
   American Century Value Adv Fund                                              7127 shares                            42,404
   Fidelity Advisor Mid Cap T Fund                                              5479 shares                            85,418
   Fidelity Advisor Equity Growth T Fund                                        4342 shares                           146,625
   Putnam International Equity A Fund                                          21671 shares                           355,613
   Frank Russell LifePoints Moderate Strategy E Fund                            5745 shares                            52,513
   Frank Russell LifePoints Balanced Strategy E Fund                           10210 shares                            85,357
   Frank Russell LifePoints Aggressive Strategy E Fund                          9267 shares                            69,873
   Frank Russell LifePoints Conservative Strategy E Fund                        5599 shares                            55,654
   Frank Russell LifePoints Equity Aggressive Strategy E Fund                   3087 shares                            20,619
   Frank Russell Special Growth E Fund                                            68 shares                             2,398
   AJM Basic Value A Fund                                                      33277 shares                           727,452
   INVESCO Small Company Growth K Fund                                          2136 shares                            17,795
*  Popular, Inc.                                                               24811 shares                           838,606
*  Participant Loans  Interest rates range between 4.25% and 9.50%                                                    392,133
                                                                                                                  -----------
                                                                                                                  $14,212,417
                                                                                                                  ===========


* Party in interest to the Plan

                                    SIGNATURE

         Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     EQUITY ONE, INC. RETIREMENT & SAVINGS PLAN
                                                   (Name of Plan)



                                     By:          Cameron Williams
                                        ---------------------------------------
                                                  Cameron Williams
                                              Authorized Representative
                                                 in the United States

Dated: June 30, 2003



                                 EXHIBIT INDEX


Exhibit

Exhibit 23        Consent of Independent Auditors

Exhibit 99        Section 906 Certification